Filed Pursuant to Rule 253(g)(2)

File No. 024-11277

East Bay Permanent Real Estate Cooperative, Inc.

 Supplement No. 1 Dated October 7, 2021

To the Offering Circular Dated August 10, 2021

This document supplements, and should be read in conjunction with, the offering circular of East Bay Permanent Real Estate Cooperative, Inc. (“EB PREC,” “we”, “our”, or “us”), dated August 10, 2021, as amended from time to time (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

Our Business and Properties

The following information supplements the section of our Offering Circular captioned “Description of Properties and Real Estate Projects in Development”:

Esther’s Orbit Room

On September 30, 2021, we acquired the historic Esther’s Orbit Room and related properties (collectively, “Esther’s Orbit Room”). The properties were purchased through EB PREC’s wholly owned subsidiary, Orbit Properties LLC. Abandoned for almost a decade, this 9,000+ sq ft culturally historic property in West Oakland has a music venue, bar, and restaurant, the historic Singer’s Arcade and Coffee Shop, residential units, and an adjacent lot for parking and deliveries.

EB PREC plans to redesign and rehabilitate Esther’s Orbit Room in collaboration with local partners, with the goal of transforming Esther’s Orbit Room to a landscape-shifting and sustainable Black arts community in the rapidly changing landscape of West and Downtown Oakland. Approximately 70% of Esther’s Orbit Room is for commercial use, and the remainder is for residential use. Upon completion, Esther’s Orbit Room will provide affordable commercial and residential spaces.

The purchase price of Esther’s Orbit Room was $1.5MM. The total anticipated project cost of both purchasing and developing Esther’s Orbit Room is $5MM. The purchase was financed with a $1.7MM 10-year, zero interest loan from ImpactAssets, the proceeds of which went towards the purchase and will also go towards project costs. EB PREC has also secured a $1.4MM loan from the San Francisco Foundation to fund some of the project costs. The remainder of project costs are being raised through grants, donations, and selling Shares.

Upon completion of this acquisition, Esther’s Orbit Room will comprise approximately 37% of the EB PREC’s total assets as of September 30, 2021.

EB PREC and its affiliates did not receive compensation or fees in connection with this acquisition.